Law Offices of
Paul, Hastings, Janofsky & Walker LLP
55 Second Street, 24th Floor
San Francisco, California 94105-3441
Telephone (415) 856-7000
Facsimile (415) 856-7100
Internet www.paulhastings.com
August 25, 2008
VIA EDGAR [CORRESPONDENCE FILING]
Mr. Christian T. Sandoe
Senior Counsel
United States Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Kayne Anderson MLP Investment Company
Registration Statement on Form N-2 (File Nos. 333-151975 and 811-21593)
Amendment No. 2
Dear Mr. Sandoe:
     Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended and the Investment Company Act of 1940, as amended, on behalf of our client, Kayne Anderson MLP Investment Company (the “Fund”), is Amendment No. 2 (“Amendment No. 2”) to the Fund’s Registration Statement on Form N-2 filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 26, 2008 (the “Initial Registration Statement”). The Initial Registration Statement, as amended by Amendment No. 2 and all future amendments, is referred to herein as the “Registration Statement.”
     Amendment No. 2 is also being filed in response to the comment received from the staff of the Commission (the “Staff”) in a telephone call on August 22, 2008 with respect to Amendment No. 1 to the Initial Registration Statement filed with the Commission on August 12, 2008. The page reference in the text of this response letter corresponds to the page number in Amendment No. 2. Amendment No. 2 is marked to show changes from Amendment No. 1. For your convenience, we have summarized the Staff’s comment.
PROSPECTUS
Prospectus Summary (Page 1)
1.	Comment: The definition of “MLPs” in the italicized text does not incorporate explanatory language regarding the reasons that limited liability companies treated as partnerships, as well as their affiliates, should be considered to be MLPs. Please incorporate such language into the definition of “MLPs.”
Response: The Fund has revised this section in Amendment No. 2. The section now reads as follows (new text underlined):
This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock offered by this prospectus. You should carefully read the entire prospectus, any related prospectus supplement and the SAI, including the documents incorporated by reference into them, particularly the section entitled “Risk Factors” and the financial statements and related notes. Except where the context suggests otherwise, the terms “we,” “us,” and “our” refer to Kayne Anderson MLP Investment Company; “Kayne Anderson” refers to KA Fund Advisors, LLC and its managing member, Kayne Anderson Capital Advisors, L.P. and its predecessor; “midstream energy assets” refers to assets used in the gathering, transporting, processing, storing, refining, distributing, mining or marketing of natural gas, natural gas liquids (including propane), crude oil, refined petroleum products or coal; “MLPs” refers to energy-related master limited partnerships, as well as limited liability companies treated as partnerships and affiliates of those energy-related master limited partnerships and limited liability companies that in either case have substantially identical economic characteristics as energy- related master limited partnerships; and “Midstream Energy Companies” means (i) MLPs and (ii) other companies that, as their principal business, operate midstream energy assets.
     The Fund respectfully requests the Staff’s assistance in completing review of Amendment No. 2 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 2 or this response letter to the undersigned at (415) 856-7007 or Shaina Varia at (415) 856-7221.

Very truly yours,

/s/ DAVID A. HEARTH David A. Hearth of PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc:	Kevin S. McCarthy, Kayne Anderson (w/enclosures)
David S. Shladovsky, Esq., Kayne Anderson (w/ enclosures)